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                 May 31, 2022

       Sharon Malka
       Chief Executive Officer
       MediWound Ltd.
       42 Hayarkon Street
       Yavne 8122745, Israel

                                                        Re: MediWound Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed May 25, 2022
                                                            File No. 333-265203

       Dear Ms. Malka:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Joe McCann at 202-551-6262 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Michael Rosenberg